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                               June 9, 2023

       Patrick McCloskey
       Managing Member
       McCloskey Law PLLC
       425 Madison Avenue, Suite 1700
       New York, NY 10017

                                                        Re: Enochian
Biosciences Inc.
                                                            Schedule 13D filed
by Weird Science LLC and William Anderson Wittekind
                                                            Filed May 19, 2023
                                                            File No. 005-86428

       Dear Patrick McCloskey:

                                                        We have reviewed the
above-captioned filing, and have the following comments.

                Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D filed May 19, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        February 16, 2018. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the February 16, 2018 event date, the
                                                        Schedule 13D submitted
on May 19, 2023 was not timely filed. Please advise us why the
                                                        Schedule 13D was not
filed within the required 10 days after the acquisition.
   2.                                                   Please amend the
Schedule 13D to include disclosure responsive to Item 5(c) of Schedule
                                                        13D, which requires
beneficial owners reporting on Schedule 13D to provide a description of "any transactions in
the class of securities reported on that were effected during the past sixty days...." To the
extent transactions have occurred within that time period,
                                                        the description must
include, at a minimum, the following: (1) The identity of the person covered by Item 5(c)
who effected the transaction; (2) the date of transaction; (3) the amount of securities
involved; (4) the price per share or unit; and (5) where and how the
 Patrick McCloskey
McCloskey Law PLLC
June 9, 2023
Page 2
         transaction was effected. To the extent that no such reportable transactions occurred, please affirmatively so state. See Instruction A within the Special Instructions for Complying With Schedule 13D at Rule 13d-101 of Regulation 13D-G. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



FirstName LastNamePatrick McCloskey                            Sincerely,
Comapany NameMcCloskey Law PLLC
                                                               Division of
Corporation Finance
June 9, 2023 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName